================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                    x ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from    to


                        COMMISSION FILE NUMBER 001-14141


                               L-3 COMMUNICATIONS
                               MASTER SAVINGS PLAN


              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                                   PAGES
                                                                                   -----
      Report of Independent Registered Public Accounting Firm                          2

     Financial Statements:
         Statements of Net Assets Available for Benefits
         at December 31, 2003 and 2002                                               3-4

         Statement of Changes in Net Assets Available for Benefits
         for the year ended December 31, 2003                                          5

     Notes to Financial Statements                                                  6-15

     Supplemental Schedule:
         Schedule G, Part III* - Schedule of Nonexempt Transactions for the
         year ended December 31, 2003                                                 16

     * Refers to item number in Form 5500 ("Annual Return/Report of Employee Benefit Plan") filed with the Department of Labor for the plan year ended December 31, 2003.

          Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the L-3 Communications Master Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the L-3 Communications Master Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Nonexempt Transactions, which is presented for the purpose of additional analysis and is not a required part of the basic financial statements, is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 28, 2004

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2003
                                 (IN THOUSANDS)

                                                            Non-
                                             Participant Participant
                                              Directed     Directed      Total
                                              --------     --------     --------
Assets:


  Investment in Master Trust                  $891,597     $ 64,162     $955,759

  Contributions receivable:
     Participants                                1,268         --          1,268
     Company                                       521        2,827        3,348

                                              --------     --------     --------
Net assets available for benefits             $893,386     $ 66,989     $960,375
                                              ========     ========     ========

                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002
                                 (IN THOUSANDS)

                                                            Non-
                                             Participant  Participant
                                              Directed     Directed      Total
                                              --------     --------     --------
Assets:


  Investment in Master Trust                  $688,116     $ 28,482     $716,598

  Contributions receivable:
     Participants                                1,303         --          1,303
     Company                                         5          618          623


                                              --------     --------     --------
Net assets available for benefits             $689,424     $ 29,100     $718,524
                                              ========     ========     ========

                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003
                                 (IN THOUSANDS)

                                                          Non-
                                           Participant  Participant
                                            Directed     Directed       Total
                                            ---------    ---------    ---------
Contributions:
      Participant                           $  89,211    $    --      $  89,211
      Company                                   4,860       40,204       45,064
      Rollover                                 14,356         --         14,356

Investment income:
      Appreciation in the fair value of
        investment in Master Trust            107,940        7,767      115,707
      Interest and dividends                   16,071           51       16,122
      Interest (participant loans)              1,403            1        1,404

Transfers from non-participant directed
   funds to participant directed funds          7,865       (7,865)         --

Transfers from other plans                     22,186          --        22,186

Benefit payments                              (59,676)      (2,131)     (61,807)

Administrative expenses                          (254)        (138)        (392)
                                            ---------    ---------    ---------

Net increase                                  203,962       37,889      241,851

Net assets available for benefits
   Beginning of period                        689,424       29,100      718,524
                                            ---------    ---------    ---------

Net assets available for benefits
    End of period                           $ 893,386    $  66,989    $ 960,375
                                            =========    =========    =========

                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   PLAN DESCRIPTION

General

The following description of the L-3 Communications Master Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by L-3 Communications Corporation (the "Company"). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of 44 locations of the Company (See note 3 for a complete listing.) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as Trustee.

Contributions

Generally, full time and part time employees who are scheduled to complete a minimum of 20 hours of service weekly are eligible to participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 18% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code ("IRC") of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis in 2003 to $12,000 for participants under 50 years of age and $14,000 for participants 50 years of age and over. Participants are 100% vested in their contributions and earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust Investment Options

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee and employer contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund - This fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. Substantially all employer matching contributions are invested in this fund. This fund represented 16.9% and 15.5% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Fidelity Freedom Funds - These funds invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide asset allocation with moderate risk. Each Fidelity Freedom Fund has a target retirement date and will gradually adopt a more conservative asset allocation over time.

     Fidelity Freedom 2000 Fund - This fund invests approximately 23% in Fidelity stock mutual funds, 39% in Fidelity bond mutual funds and 38% in Fidelity money market funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

     Fidelity Freedom 2010 Fund - This fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market funds and is targeted to investors who expect to retire around the year 2010. This fund represented 6.0% and 6.5% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Freedom 2020 Fund - This fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented 2.8% and 2.1% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Freedom 2030 Fund - This fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented 1.2% and less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

     Fidelity Freedom 2040 Fund - This fund invests approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2040. This fund represented less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented 4.7% and 6.2% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 10.1% and 10.7% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 15.2% of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

Fidelity Managed Income Portfolio II - Funds are invested in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 21.3% and 24.4% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

Fidelity OTC Portfolio - This fund invests at least 80% of its assets in securities traded on NASDAQ or other over-the-counter (OTC) markets that primarily trade in small and medium-sized companies. This fund invests more than 25% of its assets in the technology sector. This fund represented 1.3% and less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


INVESCO Dynamics Fund - Funds are invested in common stocks of rapidly growing mid-sized domestic companies. Mid-sized companies are defined as those companies that have a market capitalization of between $2.5 billion and $15.0 billion. This fund represented 4.1% and 3.1% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

Invesco Small Company Growth Fund - This fund invests in equities of companies with market capitalizations of less than $2.5 billion. This fund focuses on companies with accelerating earnings attributable to rapid sales growth. This fund represented less than one percent of the Plan's investment in the Master Trust at December 31, 2003 and 2002.

Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented 3.9% and 3.6% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

Spartan U.S. Equity Index Fund - This fund invests at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 4.7% and 3.9% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.

T. Rowe Price Small-Cap Stock Fund - This fund invests at least 80% of its assets in equities of small companies. A small company is defined as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 3.5% and 2.6% of the Plan's investment in the Master Trust at December 31, 2003 and 2002, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the Aviation Communications & Surveillance Systems 401(k) Plan and the SPD Technologies Defined Contribution Retirement Plan, collectively referred to as the Participating Plans. During the year ended December 31, 2003, the SPD Technologies Defined Contribution Retirement Plan was merged into the Plan.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds that are maintained by FMTC. (See Note 1 for a description of the fund options.) Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

Valuation of Investments

The investment in the Master Trust is stated at fair value.

The L-3 Stock Fund is a unitized fund whose underlying assets consist primarily of L-3 Holdings common stock. Shares of L-3 Holdings common stock are valued at the last reported quoted market price of a share on the last trading day of the year.

Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Investment Transactions and Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net appreciation in the fair value of the Plan's investment, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and unrealized appreciation or depreciation on those investments. The net appreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Participants vest in Company contributions in accordance with the provisions of their respective division and/or subsidiary plan as described in Note 3. Non-vested Company contributions are forfeited upon termination and are used to pay plan expenses and to reduce future Company contributions. Forfeitures available were approximately $1,226,000 and $914,000 at December 31, 2003 and 2002, respectively.

Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Company pays all administrative expenses of the Plan including trustee, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and the L-3 Stock Fund. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED

3.   COMPANY MATCHING CONTRIBUTIONS AND VESTING PROVISIONS

The Company provides matching contributions based on a matching percentage of the participant's contribution up to a designated percentage of the participant's compensation. The Company's matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

     Division / Subsidiary                                       Employer Match
     ---------------------                                       --------------
     APCOM                                                        50% up to 6%
     Atlantic Science & Technology                                     (1)
     Aviation Recorders                                             25% up to 6% (2)
     Avionics Systems                                           100% up to 6% (3)
     Aydin Electro-Fab                                                 (1)
     BT Fuze Products                                             50% up to 6%
     Celerity                                                          (1)
     Display Systems                                              60% up to 5%
     EER Systems                                                  50% up to 6%
     Electrodynamics                                                   (4)
     Electron Devices                                           50% up to 6% (5)
     EMP                                                               (6)
     ESSCO                                                        50% up to 6%
     IEC                                                               (7)
     KDI                                                               (8)
     L-3 Analytics Corporation                                      50% up to 6% (9)
     L-3 Communications Integrated Systems                     100% up to 4% (10)
     L-3 Communications Link Simulation and Training              100% up to 4%
     L-3 Communications Security and Detection Systems                (11)
     L-3 Communications SPD Technologies                            (12) (13)
     L-3 Communications Systems- East                             50% up to 8% (14)
     L-3 Communications Systems- West                                 (15)
     L-3 Corporate                                                80% up to 5%
     L-3 Global Network Solutions                                 50% up to 6%
     L-3 Hygienetics Environmental Services                       50% up to 2%
     L-3 Military Aviation Services                               50% up to 6%
     Microdyne Outsourcing                                        25% up to 18% (16)
     MPRI                                                         100% up to 3%
     Narda Microwave- East                                        40% up to 5%
     Narda Microwave- West                                        50% up to 6%
     Ocean Systems                                                    (17)
     Power Paragon                                                    (18)
     Prime Wave                                                   100% up to 4%
     Randtron                                                     100% up to 6%
     Ruggedized Command and Control Solutions                   50% up to 6% (5)
     Satellite Networks                                           50% up to 10%
     Scandia                                                          None
     SeaBeam                                                      100% up to 1%
     SYColeman/Coleman Aerospace                               100% up to 7% (19)
     Southern California Microwave                                    (20)
     Space & Navigation Systems                                       (21)
     Storm Control Systems                                        50% up to 6%
     Telemetry East                                               50% up to 6%
     Telemetry West                                               50% up to 6%

Substantially all of the Company matching contributions are made in L-3 Holdings' common stock.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


(1) Company matching contributions for participants who are employees of Atlantic Science & Technology, Aydin Electro-Fab and Celerity are discretionary and are determined each year.

(2) The Company contribution for Aviation Recorders includes a supplemental contribution of 1% of the participant's compensation and also may include a discretionary match of up to 75% of 6% of the participant's compensation contributed.

(3) The Company shall make a supplemental contribution each year for participants who were participants in the Goodrich Corporation Employees' Pension Plan on June 30, 2003 and who (1) are employees on the last day of the plan year, (2) separated from employment with the employer during the plan year due to death, retirement on or after age 65, disability, or (3) are not employees on the last day of the plan year solely as a result of the transfer of such participants to a division/subsidiary not participating in the Plan in an amount ranging from 1.0% to 5.5% of compensation, depending on years of age attained on the last day of the plan year.

(4) The Company matching contribution for participants who are salaried employees of Electrodynamics is 100% up to 5% of compensation. The Company shall make a supplemental contribution for salaried employees ranging from 1% of total compensation to 8% of the first $10,000 of compensation plus 5% of compensation in excess of $10,000, based on age attained during the plan year. The Company matching contribution for participants who are members of the International Brotherhood of Electrical Workers, Local 134 is 100% up to 2% of salary.

(5) Participants who were employees of Electron Devices or Ruggedized Command and Control Solutions on October 26, 2002 and as of the last day of the plan year are eligible for a supplemental employer contribution. The supplemental contribution is equal to 1% of compensation for participants under 45 years of age, 3% of compensation for participants between 45 and 54 years of age, and 5% of compensation for participants 55 years of age or above.

(6) The Company matching contribution for EMP is 2% of compensation if the participant's contribution is 1% of compensation, increasing to 4% if the participant's contribution is 2% of compensation, 4.25% if the participant's contribution is 3% of compensation and 4.50% if the participant's contribution is 4% of compensation. On October 1, 2003, the Company's EMP division was merged into ESSCO.

(7) With the exception of IEC's Redmond operations, the Company matching contribution for IEC is 100% of the participants contribution up to 2% of the participant's compensation plus 50% of the participants contribution on the next 4% of the participant's compensation. For IEC's Redmond operations, the Company matching contribution is 50% of the first 8% of compensation, which increases to 100% of the first 8% of compensation after 5 years of participation. Participants from IEC's Redmond operations do not receive any matching contributions during the first year of employment.

(8) The Company matching contribution for KDI is 100% of the participant's contribution up to 3% of compensation, plus 75% of the participant's contribution on the next 4% to 7% of compensation.

(9) On October 1, 2003, L-3 Analytics Corporation and EER Systems were merged and named Government Services, Inc.

(10) The Company shall make a supplemental contribution for a participant who is employed by L-3 Communications Integrated Systems on the last day of the plan year in an amount equal to 0.5% of the participant's compensation. No matching or supplemental contribution shall be made on behalf of a participant who is an employee covered by the Service Contract Act, as amended.

(11) Prior to March 1, 2003, the matching contribution for L-3 Communications Security and Detection Systems was equal to 50% of the participant's contribution up to 6% of basic compensation for employees at the Woburn and Cypress locations, and 80% of the participant's contribution up to 5% of basic compensation for employees at the Largo location. Beginning March 1, 2003, the matching contribution for all participants is equal to 100% of the participant's contribution up to 5% of basic compensation.

(12) The Company matching contribution for participants who are employees of SPD Electrical Systems, SPD Switchgear, Henschel, Electronic Design, Inc., or who are salaried employees of PacOrd is 50% of the participant's contribution up to 6% of compensation. The Company matching contribution for participants who are hourly employees of PacOrd may range from 15% to 30% of the participant's contribution, as determined by the Company, up to 6% of compensation.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


(13) Participants who are represented by UAW Local 1612 and who do not participate in the SPD Technologies Retirement Pension Plan may participate in an additional employer contribution ranging from 1% to 2% of compensation depending on employee eligibility and years of participation in this employer contribution arrangement.

(14) The Company matching contribution for participants who are hourly employees of L-3 Communications Systems- East with less than 36 months of employment is 50% of the participants contribution up to 6% of compensation.

(15) The Company matching contribution for L-3 Communications Systems - West is 100% of the participant's contribution up to 4% of compensation for participants that are salaried employees and 75% of the participant's contribution up to 4% of compensation for participants that are union employees. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the East Coast Lodge 815, International Association of Machinists & Aerospace Workers.

(16) The maximum Company matching contribution for Microdyne Outsourcing is $500 per year.

(17) The Company matching contribution for participants who are salaried employees of Ocean Systems is 50% of the participant's contribution up to 8% of salary, which increases to 100% of the participant's contribution up to 8% of salary after 5 years of participation. Salaried employees of Ocean Systems do not receive any matching contributions during the first year of employment. The Company matching contribution for participants who are hourly employees of Ocean Systems is 50% of the participant's contribution up to 4% of salary.

(18) The Company matching contribution for Power Paragon is 50% of the first 1% of compensation, plus 20% of the next 2% to 6% of compensation.

(19) Participants who have reached twenty-one years of age are eligible for Company matching contributions on the first day of the calendar quarter following two years of service.

(20) The Company contribution for Southern California Microwave is a discretionary profit sharing contribution of 7.5% of a participant's compensation.

(21) The Company matching contribution for participants who are salaried employees of Space & Navigation Systems is 50% of the participant's contribution up to 8% of salary, increasing to 100% of the participant's contribution up to 8% of salary after 5 years of participation. The Company matching contribution for participants who are hourly employees of Space & Navigation Systems is 50% of the participant's contribution up to 5% of salary.

Vesting of Company contributions in effect during 2003 varied by division and/or subsidiary and is listed below.

APCOM, Atlantic Science & Technology, Aviation Recorders, Avionics Systems, Aydin Electro-Fab, Celerity, Display Systems, Electrodynamics, IEC, including IEC's Redmond operations, KDI, L-3 Communications SPD Technologies (excluding the additional Company contribution for employees covered by UAW Local 1612 which vests after five years of service), L-3 Communication Systems-West (salaried employees), L-3 Corporate, L-3 Global Network Solutions, Microdyne Outsourcing, Narda Microwave-East, Narda Microwave-West, Ocean Systems (salaried employees), Power Paragon, Prime Wave, Satellite Networks, Space & Navigation Systems (salaried employees), Storm Control Systems, Telemetry East and Telemetry West:

             Years of Service                 Vested Percentage
             ----------------                 -----------------
             Less than 1                                     0%
                    1                                       20%
                    2                                       40%
                    3                                       60%
                    4                                       80%
                    5 or more                              100%

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


Ocean Systems (hourly employees) and Space & Navigation Systems (hourly employees):

             Years of Service                 Vested Percentage
             ----------------                 -----------------
             Less than 5                                     0%
                    5 or more                              100%

EER Systems, Electron Devices, EMP, L-3 Analytics Corporation, L-3 Communications Security and Detection Systems, L-3 Hygienetics Environmental Services, L-3 Military Aviation Services, MPRI, Ruggedized Command and Control Solutions and SYColeman/Coleman Aerospace:

             Years of Service                  Vested Percentage
             ----------------                  -----------------
             Less than 1                                      0%
                   1                                         25%
                   2                                         50%
                   3 or more                                100%

Company matching contributions for BT Fuze Products, Essco, L-3 Communications Integrated Systems, L-3 Communications Link Simulation and Training, L-3 Communications Systems - East, union employees of L-3 Communications Systems - West, Randtron, SeaBeam and Southern California Microwave are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries also become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.


4.   MASTER TRUST

The fair value of the investments of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2003 and 2002 are presented in the table below. The Plan's percentage interest in the Master Trust was 99.5% at December 31, 2003 and 99.7% at December 31, 2002.

                                          Master Trust         Plan's Portion
                                       -------------------   -------------------
    Fund                                 2003       2002       2003       2002
-------------------------------------  --------   --------   --------   --------
                                                   (in thousands)
L-3 Stock Fund                         $163,886   $111,997   $161,873   $110,933
Fidelity Freedom 2000 Fund                7,340      5,051      7,306      5,031
Fidelity Freedom 2010 Fund               57,360     46,689     57,296     46,652
Fidelity Freedom 2020 Fund               26,681     15,253     26,457     15,157
Fidelity Freedom 2030 Fund               11,882      7,098     11,741      7,018
Fidelity Freedom 2040 Fund                1,608         97      1,608         97
Fidelity Ginnie Mae Fund                 45,371     44,804     45,187     44,740
Fidelity Growth & Income Portfolio       96,541     76,540     96,302     76,428
Fidelity Magellan Fund                  146,006    108,998    145,618    108,817
Fidelity Managed Income Portfolio II    204,132    175,271    203,567    174,868
Fidelity OTC Portfolio                   12,876      6,497     12,824      6,479
INVESCO Dynamics Fund                    39,261     22,612     39,134     22,545
INVESCO Small Company Growth Fund         7,921      3,366      7,888      3,356
Janus Overseas Fund                      37,591     25,663     37,437     25,594
Loral Space Stock Fund                     --           66       --           66
Spartan U.S. Equity Index Fund           45,038     28,249     44,859     28,158
T. Rowe Price Small-Cap Stock Fund       33,525     18,811     33,386     18,762
Participant Loans (4.3% to 12.1%)        23,431     21,947     23,276     21,897
                                       --------   --------   --------   --------
                                       $960,450   $719,009   $955,759   $716,598
                                       ========   ========   ========   ========

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2003 is presented in the table below.

                                                 Master Trust  Plan's Portion
                                                 ------------  --------------
                                                       (in thousands)

Net appreciation in fair value of investment:
   Registered investment companies                  $ 94,909     $ 94,616
   L-3 Stock Fund                                     21,361       21,091
                                                    --------     --------
                                                     116,270      115,707
Interest and dividend income                          16,168       16,122
                                                    --------     --------
Net increase in fair value                          $132,438     $131,829
                                                    ========     ========

5.   BENEFIT PAYMENTS

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.

6.   LOANS

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant's vested account balance.

7.   TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.

8.   RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company for record keeping services were $38,271 for the year ended December 31, 2003.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


9.   TERMINATION PRIORITIES

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate any or all of the division and/or subsidiary plans at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of a division and/or subsidiary plan, participants in that plan will become 100 percent vested in Company contributions and the net assets of that plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                              SCHEDULE G, PART III
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

Identity                       Relationship  Description     Date        Cost    Current Value   Net gain
--------                       ------------  -----------     ----        ----    -------------   --------
L-3 Communications Corporation   Employer   Indirect Loan   3/21/03   $   23,102  $   23,959      $  857

L-3 Communications Corporation   Employer   Indirect Loan   5/30/03       27,617      29,646       2,029

L-3 Communications Corporation   Employer   Indirect Loan   12/15/03   1,746,465   1,748,786       2,321

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                                       L-3 Communications Master Savings Plan
                                       Registrant

Date:  June 28, 2004



                                       /s/ Michael T. Strianese
                                       -----------------------------------------
                                       Name:  Michael T. Strianese
                                       Title: Senior Vice President, Finance
                                       of L-3 Communications Holdings, Inc.
                                       (Principal Accounting Officer)

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-59281, 333-64389, 333-78317, 333-64300 and 333-103752)
and on Form S-3 (File Nos. 333-75558, 333-84826 and 333-99693) of L-3
Communications Holdings, Inc. of our report dated June 28, 2004 on our audit of the financial statements of the L-3 Communications Master Savings Plan, included in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
New York, NY
June 28, 2004